Exhibit 99.1

CONTACT: Retalix Ltd.
Sarit Sagiv
+972-9-776-6618
investors@retalix.com

RETALIX LTD. ANNOUNCES SHAREHOLDER APPROVAL OF
ACQUISITION OF RETALIX BY NCR CORPORATION

RA'ANANA, Israel, January 7, 2013 -- Retalix Ltd. (NasdaqGS:RTLX), a leading global provider of software and services to high volume, high complexity retailers, announced today that at a Special General Meeting of Shareholders held today, its shareholders approved the previously announced acquisition of Retalix by NCR Corporation.

The transaction is subject to regulatory approval and certain other closing conditions. In addition, under Israeli law, at least 30 days must elapse after the approval of the acquisition by the shareholders of Retalix before the acquisition may become effective. Retalix and NCR expect to complete the transaction during the first fiscal quarter of 2013.

About Retalix
Retalix Ltd. is a leading global provider of innovative software and services to high volume, high complexity retailers, including general merchants, supermarkets, convenience stores, fuel stations, drugstores and department stores. The company's products and services help its customers to manage and optimize their retail operations, differentiate their brand and build consumer loyalty, while providing retailers with the flexibility and scalability to support ongoing business transformation and growth. Retalix Ltd. offers solutions for point-of-sale (POS), sales channels and in-store management (including mobile and e-commerce), customer management and marketing, merchandising, and logistics. By leveraging a multitude of deployment options, including Software-As-A-Service (SaaS), Retalix Ltd. serves a large customer base of approximately 70,000 stores across more than 50 countries worldwide. The Company's headquarters are located in Ra'anana, Israel, and its North America headquarters are located in Plano, Texas. Retalix Ltd. stock trades on NASDAQ and the Tel Aviv Stock Exchange.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, statements regarding the potential acquisition of Retalix by NCR and the estimated date of completion thereof constitute forward-looking statements. The forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, and the actual consideration payable pursuant to the acquisition (if any), to be materially different from expected future results, performance or achievements, or from the expected acquisition consideration, respectively, or from other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued rollouts with existing customers, continued interest in Retalix's products, perception by leading retailers of Retalix's reputation, potential benefits to retailers, expansion into new geographic markets and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Additional risks related to the proposed acquisition of Retalix by NCR may also cause actual results to differ from expected results. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission (the “SEC”), including Retalix's Annual Report on Form 20-F for the year ended December 31, 2011 and the proxy statement for Retalix’s Special General Meeting of Shareholders, annexed as Exhibit 99.1 to the Report on Form 6-K furnished by Retalix to the SEC on December 10, 2012, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements, that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.